

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

April 30, 2007

<u>Via Facsimile at (212) 451-2222 and U.S. Mail</u>

Steve Wolosky, Esq.
Olshan Grundman Frome
Rosenzweig & Wolosky LLP
Park Avenue Tower
654 East 55th Street
New York, New York 10022

Re: BNS Holding, Inc. (the "Company")
Schedule 13E-3
File No. 005-13165
Preliminary Proxy Statement filed on Schedule 14A
File No. 001-05881
Filed April 3, 2007 by BNS Holding, Inc.

Dear Mr. Wolosky:

We have reviewed your filings and have the following comments.

<u>Schedule 13E-3</u>
<u>General</u>

1.   We note your response to comment 1. You state in your response that "the decision
        to propose the Reverse/Forward Stock Split was a decision by the Company alone
        and the transaction does not involve a third party or a change of control. It appears
        from the blacklined disclosure at the bottom of page 4, including the disclosure that
        you have eliminated in the present draft, that Steel Partners initiated the discussions
        of the transaction with the board, rather than vice versa. Please clarify for us which
        party initiated the transaction, and amend the disclosure to make this point clear.
        With respect to comments 1, 2, 4, 10, 17 and 20 in our previous letter, we may have
        further comment when we have considered your response.

<u>Item 13. Financial Statements, page 36</u>

2.   We note your response to comment 3. Please revise to include the ratio of earnings
        to fixed charges, as required by Item 1010(c)(4) of Regulation M-A.

<u>Schedule 14A</u>
<u>Background of the Transaction, page 7</u>

3.   You appear to have made only minimal changes in response to our comment 12.
        Please revise you document to explain in detail what the board discussed during
        2005 concerning the advisability of a reverse stock split, including who was party to
        these discussions, who initiated them, what the board concluded and what reasons it
        had for the conclusion.

4.   Other than the disclosure on pages 42 and 43, which does not speak to the effects of
        the Right of First Refusal on the unaffiliated shareholders, we do not see any
        disclosure of the board's discussion of the proposal. Significantly expand your
        disclosure concerning the board's discussion of the proposal for the Right of First
        Refusal. Explain why the board believed it to be in the best interests of *unaffiliated*
        shareholders and what potential detriments to those shareholders it may represent. If
        the board did not discuss the effect of the Right of First Refusal on the unaffiliated
        shareholders, then state that in the background section.

Fairness Determination of the Board of Directors and Independent Committee, page 19

5.   Break the disclosure in the first paragraph of this section into multiple sentences to
        make it easier to follow. Explain what you mean when you say that the price
        "represents a fair price within the range of prices determined by a discounted cash
        flow analysis, which includes going concern and net book values." You appear to
        have conflated several different valuation methods. Please revise.

6.   In the new disclosure at the bottom of page 19, you discuss the value of the
        company's net operating losses and the potential diminution or elimination of that
        value if the company was sold. Since the NOLs would be used to offset future
        income, they benefit the company rather than the unaffiliated shareholders. Please
        revise to clarify this point.

Opinion of Financial Advisor, page 22

7.   The use of the term "Unaffiliated Shareholders who are Cashed Out Shareholders"
        implies that there are Unaffiliated Shareholders who are not Cashed Out
        Shareholders. Please adopt one term and clarify the disclosure.

8.   We note your response to comment 24, concerning the Mansfield Property.
        Incorporate your response in the disclosure.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You may
wish to provide us with black-lined copies of the amended filings to expedite our review.
Please furnish a cover letter with your amended filings that keys your responses to our
comments and provides any requested supplemental information and file such letter on
EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amended filings and responses to our
comments.

Steve Wolosky, Esq.
c/o BNS Holding, Inc.
Page 3

       If you have any questions, please contact me at (202) 551-3267 or by facsimile at (202) 772-9203.

                                   Very truly yours,

                                   Julia E. Griffith
                                   Special Counsel
                                   Office of Mergers and
                                   Acquisitions